                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

For the month of:  February, 2004

Commission File Number:  000-50393

                                 NEUROCHEM INC.

                       7220 Frederick-Banting, Suite 100
                             Saint-Laurent, Quebec
                                    H4S 2A1


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                                             Yes [  ]     No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                                             Yes [  ]     No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

                                                             Yes [  ]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


                                   SIGNATURES:

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                      NEUROCHEM INC.

     February 23, 2004
                                   By:             /s/ David Skinner
                                       -----------------------------------------
                                                      David Skinner
                                                 Director, Legal Affairs,
                                        General Counsel and Corporate Secretary

                                               NEUROCHEM INC.
                                               7220 Frederick-Banting, Suite 100
                                               Saint-Laurent, Quebec H4S 2A1

[NEUROCHEM ("LOGO")]
________________________________________________________________________________

                            NEUROCHEM REPORTS RESULTS
                               FOR ITS QUARTER AND
               TRANSITIONAL FINANCIAL YEAR ENDED DECEMBER 31, 2003
          NEUROCHEM WILL HOST A CONFERENCE CALL TODAY AT 4:30 P.M. EST
          ------------------------------------------------------------

MONTREAL, FEBRUARY 23, 2004 - Neurochem Inc. (NASDAQ: NRMX, TSX: NRM) today announced results for its quarter and six-month transitional financial year ended December 31, 2003. As previously announced, Neurochem changed the date of its fiscal year-end from June 30 to December 31. This step was taken in consideration of the Company approaching commercialization and to align its fiscal period with the fiscal year of most companies in its industry. All amounts are in Canadian dollars unless specified otherwise. Neurochem will host a conference call today at 4:30 P.M. EST. The telephone number to access the conference call is (888) 766-8353. A replay of the call will be available until March 1, 2004. The telephone number to access the replay of the call is (800) 558-5253 code: 21186123.

Highlights of the transitional financial period included the successful completion of an initial public offering in the United States and a share offering in Canada totaling 5.75 million common shares for gross proceeds of $85.0 million (U.S. $62.5 million). Neurochem was subsequently added to the NASDAQ Biotechnology Index (NBI) and to the S&P/TSX Composite Index. The Company released continued positive results for Alzhemed(TM) in an open-label extension Phase II study after both nine and twelve months of treatment in patients with Alzheimer's Disease. Neurochem further strengthened its Board of Directors and was pleased to welcome Dr. Frederick H. Lowy, Rector and Vice-Chancellor of Concordia University and Mr. Graeme K. Rutledge, consultant. For the six-month period ended December 31, 2003, the Company reported a net loss of $16,773,000 ($0.63 per share), compared to $10,539,000 ($0.52 per share) for the same period the previous year. For the quarter ended December 31, 2003, Neurochem reported a net loss of $9,986,000 ($0.34 per share), compared to $6,577,000 ($0.31 per share) for the same period the previous year.

"Neurochem is making important strides to becoming a leader in the field of neurology," said Dr. Francesco Bellini, Neurochem's Chairman and CEO. "The very encouraging results of our clinical trials are supported by a growing management and scientific team, promising and complementary development programs targeting the treatment of Alzheimer's Disease, and by strong financial resources as our product candidates advance toward the marketplace."



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                                      -2-

To date, in fiscal 2004, Neurochem announced:

     o the formation of a strategic alliance with the National Research Council of Canada's Institute for Biological Sciences and an in-licensing agreement with Praecis Pharmaceuticals Incorporated for the development of a vaccine to prevent and treat Alzheimer's Disease.
     o a third unanimous recommendation by Neurochem's independent Data Safety Monitoring Board (DSMB) to continue its Phase II/III clinical trial for the orphan drug candidate, Fibrillex(TM). This product candidate is indicated for the treatment of Amyloid (AA) Amyloidosis, a fatal disorder associated with chronic inflammatory and infectious diseases.
     o a Fast Track Product designation for Fibrillex(TM) by the U.S. FDA. The Phase II/III clinical trial is scheduled for completion in January 2005.
     o continued expansion of its management team with the addition of Ms. Christine Lennon as Vice President, Business Development and Ms. Judith Paquin as Vice President, Human Resources.

FINANCIAL RESULTS HIGHLIGHTS

The following information should be read in conjunction with the selected financial information contained herein.

For the quarter ended December 31, 2003, net loss amounted to $9,986,000 ($0.34 per share) compared to $6,577,000 ($0.31 per share) for the same period last year. For the six month-period ended December 31, 2003, net loss amounted to $16,773,000 ($0.63 per share), compared to $10,539,000 ($0.52 per share) for the same period last year.

Research and development (R&D) expenses, before research tax credits and grants, amounted to $4,682,000 for the current quarter, compared to $5,487,000 for the same period last year. For the six month-period ended December 31, 2003, R&D expenses amounted to $8,522,000, compared to $9,450,000 for the corresponding period last year. These decreases are due to a reduction in clinical trial expenses related to Alzhemed(TM), following the completion of the Phase II clinical trial in June 2003. For the six month-period ended December 31, 2003, research and development expenses were incurred to support the on-going Fibrillex(TM) Phase II/III clinical trials and open-label extension study, the Alzhemed(TM) open-label Phase II extension study and advancement towards it's phase III clinical trials, the Cerebril(TM) Phase II clinical trial as well as on-going research programs. As at December 31, 2003, the Company had 171 patients in its various clinical trials.

Research tax credits amounted to $599,000 this quarter compared to $210,000 for last year's quarter. For the six-month period ended December 31, 2003, research tax credits amounted to $914,000, compared to $423,000 for the corresponding period last year. Research tax credits represent refundable tax credits earned under the Quebec Scientific Research and

Experimental Development program. These increases are due to higher eligible expenses during the current period as well as prior years' credit claims resolved during the current period.

Research and other grants amounted to $107,000 this quarter, compared to $577,000 for last year's quarter. For the six-month period ended December 31, 2003, research and other grants amounted to $208,000, compared to $1,150,000 for the corresponding period last year. In the prior year, research grants refer principally to investment contributions under the Technology Partnerships Canada ("TPC") Program received by the Company for the development of Alzhemed(TM) ($919,000) as well as payments received from the FDA for the development of Fibrillex(TM) ($231,000) whereas the current six-month period consists of only grants received from the FDA for Fibrillex(TM).

General and administrative (G&A) expenses for the quarter totaled $4,436,000 compared to $1,752,000 for the same quarter last year. For the six-month period ended December 31, 2003, these expenses amounted to $7,454,000, compared to $2,469,000 for the prior year. These increases are due to expansion of the corporate infrastructure necessary to support the growth and the increase in the overall activity level of the company in the areas of accounting, legal, administration and senior management; legal expenses incurred in relation with an on-going litigation and other corporate-related matters; and increased awareness and educational activities related to AA Amyloidosis, Fibrillex(TM)'s target indication and set up of a marketing team.

Depreciation and amortization for the current quarter increased to $323,000 ($646,000 for the six months) from $306,000 for the comparable quarter last year ($556,000 for the six-months). These increases reflect the depreciation and amortization associated with the acquisition of additional property and equipment, as well as additions to patent costs, during the past year.

Interest income amounted to $393,000 this quarter ($520,000 for the six-month period) compared to $229,000 for the comparable quarter last year ($482,000 for the six-month period last year). These increases result from higher average cash balances in the current period, compared to the same period last year offset by a larger portion of the investment portfolio denominated in US dollars, earning lower yields.

Interest expense and foreign exchange losses amounted to $1,644,000 for the current quarter, compared to $48,000 for the same quarter last year. For the six-month period ended December 31, 2003, interest expense and foreign exchange losses amounted to $1,793,000 compared to $119,000 for the corresponding period last year. These increases are attributable to foreign exchange losses recognized on the US dollar denominated investments held by the Company, due to the strengthening of the Canadian dollar versus the US dollar during the period.

Liquidity and Capital Resources
-------------------------------

As at December 31, 2003, the Company had cash, cash equivalents and marketable securities of $77,594,000, compared to $16,334,000 at June 30, 2003. The increase is due to proceeds received from the issue of additional share capital during the period, net of funds used in operations and in investing activities.

In September 2003, the Company completed the initial public offering of its common shares in the United States and a new issue of shares in Canada. The Company issued 5.75 million common shares at a price of US$10.87 per share. Total proceeds from the offering were $84,956,000 (US$62,502,500) and the issue costs totaled $6,813,000. Net proceeds from the offering are being used to fund clinical trials of the Company's lead product candidates, other research and development programs, capital expenditures, working capital and general corporate purposes.

As at January 31, 2004, the Company had 29,860,565 common shares outstanding, 2,213,088 options granted under the stock option plan and 4,000,000 warrants.

NEUROCHEM INC.
SELECTED FINANCIAL INFORMATION
($'000CDN)(1)

                                    THREE-MONTH PERIOD ENDED   SIX-MONTH PERIOD ENDED     YEAR ENDED
                                           DECEMBER 31               DECEMBER 31           JUNE 30
                                    ------------------------  --------------------------  ----------
CONSOLIDATED STATEMENTS OF             2003         2002          2003          2002          2003
OPERATIONS                           UNAUDITED    UNAUDITED      AUDITED      UNAUDITED      AUDITED
----------                          ----------   -----------   -----------    ----------    ---------
Expenses:
  Research and development          $    4 682    $    5 487    $    8 522    $    9 450    $   18 782
  Research tax credits & grants           (706)         (787)       (1 122)       (1 573)       (3 305)
  General and administrative             4 436         1 752         7 454         2 469         7 184
  Depreciation and amortization            323           306           646           556         1 197
                                    ----------    ----------    ----------    ----------    ----------
                                        (8 735)       (6 758)      (15 500)      (10 902)      (23 858)
  Interest income                          393           229           520           482           800
  Interest expense and
    foreign exchange losses             (1 644)          (48)       (1 793)         (119)          (44)
  Gain on disposal of intellectual
    property                                --            --            --            --         3 484
                                    ----------    ----------    ----------    ----------    ----------
  Net loss                         $   (9 986)   $   (6 577)   $  (16 773)   $  (10 539)   $  (19 618)
                                    ----------    ----------    ----------    ----------    ----------
  Net loss per share:
        Basic                       $    (0.34)   $    (0.31)   $    (0.63)   $    (0.52)   $    (0.90)
        Diluted                     $    (0.34)   $    (0.31)   $    (0.63)   $    (0.52)   $    (0.90)
                                    ----------    ----------    ----------    ----------    ----------
  Weighted average number of
    common shares outstanding:

        Basic                       29 593 621    21 361 469    26 813 836    20 353 835    21 770 541
        Diluted                     34 281 376    24 120 291    31 290 776    22 591 719    24 628 551
                                    ----------    ----------    ----------    ----------    ----------

                                               AT            AT           AT
                                             DEC. 31       DEC. 31      JUNE 30
                                               2003         2002         2003
CONSOLIDATED BALANCE SHEETS                  AUDITED      UNAUDITED     AUDITED
---------------------------                  -------      ---------     -------
  Cash, cash equivalents and
  marketable securities                      $ 77 594      $ 21 470     $ 16 334
  Other current assets                          4 503         2 004        3 513
                                             --------      --------     --------
  Total current assets                         82 097        23 474       19 847
  Long-term investment                          4 421            --        4 421
  Capital assets                                7 481         6 594        6 656
  Other long term assets                          226           226          236
                                             --------      --------     --------
  Total assets                               $ 94 225      $ 30 294     $ 31 160
                                             ========      ========     ========
  Current liabilities                        $  6 244      $  5 350     $  5 824
  Obligations under capital leases                416           842          633
  Shareholders' equity                         87 565        24 102       24 703
                                             --------      --------     --------
  Total liabilities and
  shareholders' equity                       $ 94 225      $ 30 294     $ 31 160
                                             ========      ========     ========

  (1)Condensed from the Company's consolidated financial statements.

ABOUT NEUROCHEM

Neurochem is focused on the development and commercialization of innovative therapeutics for neurological disorders. The Company's staged pipeline of proprietary, disease-modifying, oral products addresses critical unmet medical needs. Fibrillex(TM), an orphan drug with a fast track designation, is in a Phase II/III clinical trial for AA amyloidosis. Alzhemed(TM) and Cerebril(TM) have both completed a Phase II clinical trial for the treatment of Alzheimer's Disease and for the prevention of hemorrhagic stroke caused by cerebral amyloid angiopathy, respectively. For additional information on Neurochem, please visit our website at: www.neurochem.com.

Certain statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond Neurochem's control. Such risks include but are not limited to: the impact of general economic conditions, general conditions in the pharmaceutical industry, changes in the regulatory environment in the jurisdictions in which Neurochem does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation as well as other risks included in public filings of Neurochem. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. The reader should not place undue reliance on the forward-looking statements included in this news release. These statements speak only as of the date made and Neurochem is under no obligation and disavows any intention to update or revise such statements as a result of any event, circumstances or otherwise.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Lise Hebert, Ph.D.
Vice President, Corporate Communications lhebert@neurochem.com
Tel: (514) 337-4646
Fax: (514) 684-7972